Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges/Deficiency

In the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Year ended
	December 31,
	2001	2002	2003	2004	2005
	(unaudited)
	(dollars in thousands)
Earnings before fixed charges:

Income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$(121,254)	$(75,121)	$(81,032)	$(58,450)	$(63,071)
Portion of rents representative of interest factor	2,411	2,334	2,420	3,021	2,348
Interest on indebtedness	70,700	68,479	77,162	92,225	88,060
Earnings (loss) before fixed charges	(48,143)	(4,308)	(1,450)	36,796	27,337

Fixed charges:

Portion of rents representative of interest factor	2,411	2,334	2,420	3,021	2,348
Interest on indebtedness	70,700	68,479	77,162	92,225	88,060
Total fixed charges	73,111	70,813	79,582	95,246	90,408

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	$(121,254)	$(75,121)	$(81,032)	$(58,450)	$(63,071)